Filed Pursuant to Rule 424(b)(3)
                                       Registration No. 333-74300

PROSPECTUS
----------



                   AMLI RESIDENTIAL PROPERTIES TRUST

                   800,000 Series D Preferred Shares
                         800,000 Common Shares


     This prospectus relates to the offer and sale of 800,000 Series D preferred shares of beneficial interest in AMLI Residential Properties Trust and 800,000 common shares of beneficial interest in AMLI Residential Properties Trust from time to time.

     The Equitable Life Assurance Society of the United States purchased the Series D preferred shares from us in a private placement. Equitable and/or its permitted transferees may sell these preferred and common shares from time to time. We may issue common shares from time to time upon exchange of the Series D preferred shares.

     We will not receive any proceeds when the selling shareholders sell any of the preferred or common shares. However, we have agreed to pay certain expenses of the registration of the Series D preferred shares and the common shares.

     Our common shares are listed on the New York Stock Exchange under the symbol "AML." Our Series D preferred shares are not listed on any exchange or quoted on any national quotation system.



                           ----------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                           ----------------



            The date of this prospectus is October 15, 2003




















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


     We have not authorized any person to give any information or to make any representation not contained in this prospectus in connection with any offering of these common and preferred shares. This prospectus is not an offer to sell any security other than the Series D preferred shares and the common shares into which the Series D preferred shares may be converted, and this prospectus is not soliciting an offer to buy any security other than the Series D preferred shares and the common shares into which the Series D preferred shares may be converted. This prospectus is not an offer to sell to any person the Series D preferred shares and the common shares into which the Series D preferred shares may be converted, and this prospectus is not soliciting an offer from any person to buy the Series D preferred shares and the common shares into which the Series D preferred shares may be converted in any jurisdiction where the offer or sale to that person is not permitted. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or the Series D preferred shares and the common shares into which the Series D preferred shares may be converted are offered or sold on a later date.






                           TABLE OF CONTENTS


                                                                  Page
                                                                  ----

The Company . . . . . . . . . . . . . . . . . . . . . . . . . .      3

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . .      3

Description of Common Shares. . . . . . . . . . . . . . . . . .      3

Description of Series D Preferred Shares. . . . . . . . . . . .      8

Description of Provisions of Maryland Law and
  of Our Declaration of Trust and Bylaws. . . . . . . . . . . .     15

Federal Income Tax Considerations . . . . . . . . . . . . . . .     17

Selling Shareholder . . . . . . . . . . . . . . . . . . . . . .     28

Plan of Distribution. . . . . . . . . . . . . . . . . . . . . .     28

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . .     29

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . .     29

Where You Can Find More Information . . . . . . . . . . . . . .     30


















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


                              THE COMPANY

     We are a self-administered and self-managed real estate investment trust (a "REIT") engaged in the development, acquisition and management of upscale, institutional quality multifamily apartment communities in eight major metropolitan markets in the Southeast, Southwest, Midwest and Mountain regions of the United States, and were founded in 1980.

     We are the sole general partner of, and own a majority of the partnership interests in, Amli Residential Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), through which we own our interests in our apartment communities. As of October 1, 2003, we owned approximately 86% of the outstanding partnership interests ("OP Units") in the Operating Partnership. OP Units are convertible into our common shares on a one-for-one basis and are entitled to distributions equal to distributions received on common shares. We conduct all our business through the Operating Partnership and its subsidiaries and affiliates.

     Our executive offices are located at 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606 and its telephone number is (312) 443-1477. In addition, we maintain regional offices in Atlanta, Dallas, Indianapolis and Kansas City.


                            USE OF PROCEEDS

     We will not receive any proceeds from the sale of any of the Series D preferred shares or the common shares into which the Series D preferred shares are convertible. The selling shareholder will receive all proceeds from the sale of the Series D preferred shares and the common shares into which the Series D preferred shares are convertible.


                     DESCRIPTION OF COMMON SHARES

GENERAL

     Our declaration of trust authorizes us to issue up to 150,000,000 shares of beneficial interest, par value $0.01 per share, consisting of common shares, preferred shares and such other types or classes of shares of beneficial interest as our board of trustees may create and authorize from time to time. Our board of trustees may amend our declaration of trust without shareholder consent to increase or decrease the shares of any class which we have authority to issue. At October 1, 2003, approximately 19,421,735 common shares of beneficial interest were issued and outstanding and held of record by approximately 314 shareholders. At October 1, 2003, 100,000 Series A cumulative convertible preferred shares, 3,125,000
Series B cumulative convertible preferred shares, and 800,000 Series D cumulative convertible preferred shares were issued and outstanding.

     The following description of certain general terms and provisions of the common shares is not complete and you should refer to our declaration of trust and bylaws for more information.

     The outstanding common shares are fully paid and, except as described below under "--Shareholder Liability," non-assessable. Each common share entitles the holder to one vote on all matters requiring a vote of shareholders, including the election of trustees. Holders of common shares do not have the right to cumulate their votes in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election.









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


     Holders of common shares are entitled to those distributions that our board of trustees may declare from time to time out of funds legally available for the payment of distributions. Holders of common shares have no conversion, redemption, preemptive or exchange rights to subscribe to any of our securities. If there is a liquidation, dissolution or winding up of our affairs, the holders of the common shares are entitled to share equally in our assets remaining after we pay, or set aside assets to pay, all liabilities to our creditors and subject to the rights of the holders of our preferred shares.


PURCHASE RIGHTS

     On November 2, 1998, our board of trustees declared a dividend of one preferred share purchase right for each common share outstanding, which was made to holders of common shares of record at the close of business on November 13, 1998. The holders of any additional common shares issued after that date and before the redemption or expiration of the preferred share purchase rights also receive one preferred share purchase right for each additional common share. Each preferred share purchase right entitles the holder under certain circumstances to purchase from us one one-thousandth of a share of a series of participating preferred shares, par value $0.01 per share, at a price of $70.00 per one one-thousandth of a participating preferred share. We will adjust that price from time to time to prevent dilution. Preferred share purchase rights will be exercisable if:

     . a person or group of persons acquires 15% or more of the outstanding common shares, or files a document with a governmental agency indicating an intention to acquire 15% or more of the outstanding common shares, or

     . a person or group of persons announces a tender offer or exchange offer for 15% or more of the outstanding common shares.

     Under specified circumstances, each preferred share purchase right will entitle the holder to purchase, at the preferred share purchase right's then current exercise price, a number of common shares having a market value at the time equal to twice the preferred share purchase right's exercise price. If any person or group acquires us in a merger or other business transaction, each holder will have the right to purchase, at the preferred share purchase right's then current exercise price, a number of the acquiring company's common shares having a market value at the time equal to twice the preferred share purchase right's exercise price. The preferred share purchase rights will expire on November 2, 2008 and we may redeem them in whole, but not in part, at a price of $0.01 per preferred share purchase right payable in cash, our shares or any other form of consideration determined by our board of trustees.

     The preferred share purchase rights have certain anti-takeover effects. The preferred share purchase rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of trustees. The preferred share purchase rights should not interfere with any merger or other business combination approved by our board of trustees since the preferred share purchase rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired 15% or more of our outstanding common shares.

TRANSFER AGENT

     The transfer agent and registrar for the common shares is EquiServe Trust Company, N.A. The common shares are listed on the NYSE under the symbol "AML."






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


RESTRICTIONS ON SIZE OF HOLDINGS OF SHARES

     For us to qualify as a REIT under the Internal Revenue Code of 1986, no more than 50% in value of our shares, after taking into account options to acquire shares, may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year or during a proportionate part of any short taxable year. "Individuals" are defined in the Internal Revenue Code to include certain entities and constructive ownership among specified family members. Our shares must also be beneficially owned by 100 or more persons during at least 335 days of each taxable year or during a proportionate part of any short taxable year.

     Our declaration of trust prohibits any shareholder from owning, or being deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 5% in number of shares or value of our outstanding shares. Our board of trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to our board of trustees and on any other conditions as our board of trustees may direct, may exempt a proposed transferee from the ownership limit. The proposed transferee must give written notice to us of the proposed transfer at least 15 days prior to any transfer which, if consummated, would result in the proposed transferee owning our shares in excess of the ownership limit. Our board of trustees may require any opinions of counsel, affidavits, undertakings or agreements that it believes are necessary or advisable in order to determine or ensure our status as a REIT. Any transfer of our shares that would:

     . create a direct or indirect ownership of shares in excess of the ownership limit;

     . result in our shares being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, as provided in Section 856(a) of the Internal Revenue Code; or

     . result in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code,

will not have any effect, and the intended transferee will acquire no rights to the shares. These restrictions on transferability and ownership will not apply if our board of trustees determines, and our shareholders approve that determination, that it is no longer in the best interests of us to attempt to qualify, or to continue to qualify, as a REIT.

     Our declaration of trust excludes from these ownership restrictions some of the investors and their transferees who received our shares, or units in AMLI, L.P., in exchange for apartment communities in connection with our formation. Our board of trustees by resolution has excluded from the ownership restrictions UICI, a Delaware corporation, and Gregory T. Mutz to the extent that:

     . UICI individually beneficially owns 29.9% or less of our outstanding shares,

     . Mr. Mutz individually beneficially owns 24.9% or less of our outstanding shares, and

     . UICI and Mr. Mutz collectively beneficially own 34.9% or less of our outstanding shares as a group.











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


     If there is any purported transfer of our shares which would result in a person owning our shares in excess of the ownership limit, except as permitted above, or would cause us to become "closely held" under Section 856(h) of the Internal Revenue Code, those shares will constitute "excess shares." These excess shares will be transferred pursuant to our declaration of trust to us as the trustee of a trust for the benefit of the person or persons to whom the excess shares are ultimately transferred, until the excess shares are transferred to a person whose ownership will not violate the restrictions on ownership. While held in trust, the excess shares will not be entitled to vote or to share in any dividends or other distributions. Subject to the ownership limit, the trustee will transfer the excess shares at the direction of the purported transferee to any person if the excess shares would not be excess shares in the hands of that person. The purported transferee will receive the lesser of:

     . the price paid by the purported transferee for the excess shares or, if no consideration was paid, the fair market value of the excess shares on the day of the event which caused the excess shares to be held in trust; or

     . the price received from the sale or other disposition of the excess shares.

     Any amount received by the purported transferee in excess of that price will be paid to us. In addition, we will have the right to purchase the excess shares held in trust for a 90-day period at a purchase price equal to the lesser of:

     . the price paid by the purported transferee for the excess shares or, if no consideration was paid, the fair market value of the excess shares on the day of purchase by us; or

     . the fair market value of the excess shares on the date we elect to purchase them.

     Fair market value, for these purposes, means the last reported sales price on the NYSE on the trading day immediately preceding the relevant date, or if those shares are not then traded on the NYSE, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation system on which those shares are then traded. If the shares are not then traded on any exchange or quotation system, the fair market value will be the market price on the relevant date as determined in good faith by our board of trustees.

     From and after the purported transfer to the purported transferee of the excess shares, the purported transferee will cease to be entitled to distributions, voting rights and other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. If the purported transferee receives any distributions on excess shares prior to our discovery that those excess shares have been transferred in violation of the provisions of our declaration of trust, the purported transferee must repay those distributions to us upon demand.

     If the restrictions on transferability and ownership are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then we may treat the purported transferee of any excess shares to have acted as our agent in acquiring those excess shares and to hold those excess shares on our behalf.

     All certificates evidencing shares will bear a legend referring to the restrictions described above.









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


     All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between 0.5% and 5%, as provided in the rules and regulations of the Internal Revenue Code, of the number or value of our outstanding shares must give a written notice containing certain information to us by January 31 of each year. In addition, each shareholder is upon demand required to disclose to us in writing information with respect to its direct, indirect and constructive ownership of our shares as our board of trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to determine our status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The restrictions on share ownership in our declaration of trust are designed to protect our REIT status. The restrictions could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

INDEMNIFICATION OF TRUSTEES AND OFFICERS

     As permitted by Maryland law, our declaration of trust provides that our trustees or officers will not be liable for money damages to us or our shareholders for any act or omission in the performance of his or her duties, except to the extent that

     .     the person actually received an improper benefit, or

     . the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated.

     Our officers and trustees are and will be indemnified under our declaration of trust and bylaws and the partnership agreement of AMLI, L.P. against certain liabilities. Our declaration of trust requires us to indemnify our trustees and officers against claims and liabilities and reasonable expenses actually incurred by them in connection with any claim or liability by reason of their services in those or other capacities unless it is established that:

     . the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

     . the trustee or officer actually received an improper personal benefit; or

     . in the case of any criminal proceeding, the trustee had reasonable cause to believe that the act or omission was unlawful.

     However, we may not indemnify for an adverse judgment in a suit by or in our right. As permitted by Maryland law, our declaration of trust allows us to advance reasonable expenses to a trustee upon our receipt of

     . a written affirmation by the trustee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us, and

     . a written undertaking by or on his or her behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the trustee did not meet the standard of conduct.

Additionally, we have entered into indemnification agreements with our officers and trustees providing substantially the same scope of coverage afforded by the provisions in our declaration of trust.


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


     The partnership agreement of AMLI, L.P. also provides for indemnification of us and our officers and trustees to the same extent indemnification is provided to our officers and trustees in our declaration of trust. In addition, the partnership agreement of AMLI, L.P. limits our liability to AMLI, L.P. and its partners to the same extent the liability of our officers and trustees to us and our shareholders is limited under our declaration of trust.

SHAREHOLDER LIABILITY

     Both the Maryland statutory law governing REITs and our declaration of trust provide that shareholders shall not be personally or individually liable for any debt, act, omission or obligation of ours or our board of trustees. Our declaration of trust further provides that we shall indemnify and hold each shareholder harmless from all claims and liabilities to which the shareholder may become subject by reason of his or her being or having been a shareholder. We shall reimburse each shareholder for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability, provided that the claim or liability did not arise from the shareholder's bad faith, willful misconduct or gross negligence, and the shareholder gives us prompt notice of the claim or liability and permits us to conduct the defense of the claim or liability.

     In addition, our policy is to include a clause in our contracts, including the partnership agreement of AMLI, L.P., providing that shareholders assume no personal liability for obligations entered into on behalf of us. Nevertheless, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and some statutory liabilities, the shareholders may, in some jurisdictions, be personally liable to the extent that those claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.


               DESCRIPTION OF SERIES D PREFERRED SHARES

GENERAL

     On the date of this prospectus, 800,000 Series D preferred shares are outstanding. The board of trustees is authorized, without the approval of the shareholders, to cause preferred shares to be issued in one or more series, to determine the number of shares of each series and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each series, which may be senior to the rights of the common shares.

     This section describes certain general terms and provisions of the Series D preferred shares. This description is not complete and you should refer to our declaration of trust and by-laws for more information.

RANKING

     Any of our classes or series of shares shall be deemed to rank:

     . senior to the Series D preferred shares, as to the payment of distributions and as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series are entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series D preferred shares (such shares are referred to as "Senior Shares");




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


     . on a parity with the Series D preferred shares, as to the payment of distributions and as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the distribution rates, distribution payment dates or redemption or liquidation prices per share are different from those of the Series D preferred shares, if the holders of such class or series and the Series D preferred shares are entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid distributions per share or liquidation preferences, without preference or priority one over the other (such shares are referred to as "Parity Shares"); and

     . junior to the Series D preferred shares, as to the payment of distributions or as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series is common shares or if the holders of Series D preferred shares are entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of such class or series (such shares are referred to as "Junior Shares").

     The Series D preferred shares (i) are Parity Shares with respect to our Series B Cumulative Convertible Redeemable Preferred Shares, (ii) are Junior Shares with respect to our Series A Cumulative Convertible Preferred Shares, (iii) must be at least on parity with any future preferred shares of ours, and (iv) are Senior Shares with respect to the common shares.

DISTRIBUTIONS

     The holders of Series D preferred shares shall be entitled to receive, when, as and if authorized and declared by our board of trustees, out of funds legally available for that purpose, cumulative quarterly distributions payable in cash in an amount per share equal to the greater of (i) $0.540625 per quarter or (ii) the cash distributions declared on the number of common shares, or portion thereof, into which a Series D preferred share would then be convertible. Such distributions shall be cumulative from the date of original issue, whether or not such distributions are declared or we have funds legally available for the payment of such distributions, and shall be payable quarterly in arrears on the date on which cash distributions are paid on the common shares for that quarter (each payment date is referred to as a "Distribution Payment Date"). Each such distribution shall be payable in arrears to the holders of record of the Series D preferred shares, as they appear on our share records at the close of business on such record date as is fixed by our board of trustees. The record date shall not be more than sixty (60) calendar days prior to the corresponding Distribution Payment Date and, within such sixty (60) calendar day period, shall be the same date as the record date as the record date for the regular quarterly distribution payable on the common shares for that quarter, if any.

     The distribution period for any period shorter than a full quarter will be prorated based on a 360-day year of twelve (12), thirty (30) day months. Except as provided in the immediately following sentence, holders of Series D preferred shares are not entitled to any distributions in excess of the cumulative distributions described above. In the event that a distribution on the Series D preferred shares is not made on the Distribution Payment Date on which such distribution is payable, the unpaid distribution shall accrue interest, compounded quarterly, at a rate equal to 8.65% per annum until such distribution is paid.

     So long as any of the Series D preferred shares are outstanding, we may not:

     . declare, pay or set apart for payment any distributions or declare or make any other distribution with respect to any class or series of Parity Shares, and

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


     . redeem, purchase or otherwise acquire any Parity Shares for any consideration,

unless, in each case, we have paid or declared and set apart a sum sufficient to pay (or contemporaneously pay or declare and set apart a sum sufficient to pay) full cumulative distributions on the Series D preferred shares for all past distribution periods.

     Furthermore, we may not authorize, take or cause or permit to be taken or caused any action in our capacity as general partner of AMLI, L.P., that will result in (i) the declaration or payment by AMLI, L.P. of any distributions with respect to any class or series of Parity Units or
(ii) the redemption or purchase, or the setting aside of any funds or other assets for the redemption or purchase, of any Parity Units, unless, in each case, we have paid or declared and set apart a sum sufficient to pay (or contemporaneously pay or declare and set apart a sum sufficient to pay) full cumulative distributions on the Series D preferred shares for all past distribution periods. When distributions are not paid in full or a sum sufficient for such payment is not set apart for payment as provided above, all distributions declared on the Series D preferred shares and all distributions declared on any other class or series of Parity Shares shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Series D preferred shares and on such Parity Shares.

     So long as any of the Series D preferred shares is outstanding, we may not:

     . declare, pay or set apart for payment any distributions (other than distributions paid in, or options, warrants or rights to subscribe for or purchase Junior Shares) or declare or make any other distribution with respect to any class or series of Junior Shares, and

     . redeem, purchase or otherwise acquire any Junior Shares (other than a redemption, purchase or other acquisition of common shares made for purposes of an employee incentive or benefit plan of ours or any of our subsidiaries) for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any Junior Shares) (except by conversion into or exchange for Junior Shares), unless, in each case, we have paid or declared and set apart a sum sufficient to pay (or contemporaneously pay or declare and set apart a sum sufficient to pay) full cumulative distributions on the Series D preferred shares for all past distribution periods and the then current distribution period.

     Furthermore, we may not authorize, take or cause or permit to be taken or caused any action in our capacity as general partner of AMLI, L.P., that will result in (i) the declaration or payment by AMLI, L.P. of any distributions (other than distributions paid in, or options, warrants or rights to subscribe for or purchase Junior Units) with respect to any class or series of Junior Units or (ii) the redemption or purchase or the setting aside of any funds or other assets for the redemption or purchase of any Junior Units, unless, in each case, we have paid or declared and set apart a sum sufficient to pay (or contemporaneously pay or declare and set apart a sum sufficient to pay) full cumulative distributions on the Series D preferred shares for all past distribution periods and the then current distribution period.










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


LIQUIDATION PREFERENCE

     Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, before any payment or distribution of our assets shall be made to or set apart for the holders of Junior Shares, the holders of Series D preferred shares shall be entitled to receive the greater of (i) $25.00 per share, plus interest, plus a redemption premium (as discussed below), if applicable, and (ii) the amount that would be received if the Series D preferred shares were converted into common shares immediately prior to liquidation. If, upon our liquidation, dissolution or winding up, our assets are insufficient to pay in full such preferential amount and liquidating payments on the Series D preferred shares and all Parity Shares, then we shall distribute such assets among the holders of Series D preferred shares and Parity Shares in proportion to the respective amounts which would be payable on such Series D preferred shares and such Parity Shares if all liquidating payments were paid in full.

     If the liquidating payments are payable before the second anniversary of the date the Series D preferred shares were first issued, the redemption premium that shall be included in the liquidating payments shall equal 2% of $25.00. If the liquidating payments are payable on or after the second anniversary of the date the Series D preferred shares were first issued and before the fifth anniversary of the date the Series D preferred shares were first issued, the redemption premium that shall be included in the liquidating payments shall equal 1% of $25.00. No redemption premium shall be included in liquidating payments made on or after the fifth anniversary of the date the Series D preferred shares were first issued.

     Upon any liquidation, dissolution or winding up of AMLI, after payment has been made in full to the holders of Series D preferred shares and any Parity Shares, the holders of Junior Shares will be entitled to receive any and all assets remaining to be paid or distributed.

     Our consolidation or merger with or into one or more corporations, a sale or transfer of all or substantially all of our assets or a statutory share exchange will not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of us.

REDEMPTION

     We must redeem the Series D preferred shares in whole in August 2051.

The redemption price, in such case, shall be payable, at our option, either: (i) in cash in an amount equal to the aggregate conversion price (as in effect at the time) of the Series D preferred shares; or (ii) by issuance of that number of fully paid and non-assessable common shares equal to the quotient obtained by dividing (A) the product of the number of Series D preferred shares to be redeemed multiplied by $25.00, plus all unpaid distributions by (B) the conversion price (as in effect at the time).

     We may not redeem the Series D preferred shares before the fifth anniversary of the date of first issuance of the Series D preferred shares.

     On or after the fifth anniversary, we may redeem all, but not less than all, of the outstanding Series D preferred shares at any time.

     We shall redeem Series D preferred shares on the date specified in the notice to holders. The date specified in the notice of redemption must be not less than thirty (30) days or more than sixty (60) days after the date we send the notice of redemption.

     Unless all distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the distributions is set apart for payment with respect to the Series D preferred shares and all past and current distribution periods with respect to any Parity Shares, we may not redeem any Series D preferred shares unless it redeems all outstanding Series D preferred shares and we and our affiliates may not redeem, purchase or acquire any Series D preferred shares or Parity Shares, except pursuant to a purchase or exchange offer made on the same terms to all holders of Series D preferred shares.

     If we redeem Series D preferred shares, notice of such redemption shall be given to each holder of record of shares to be redeemed not less than thirty (30) days nor more than sixty (60) days before the date of the notice of redemption. The notice will be sent to each holder's address as it appears on our share records. The notice will state, as appropriate:
(i) the redemption date; (ii) the number of Series D preferred shares to be redeemed; (iii) the place or places at which certificates representing the Series D preferred shares are to be surrendered; (iv) the redemption price; and (v) the then-current conversion price. If we have mailed notice of the redemption of Series D preferred shares as provided above and deposits the funds necessary for the redemption in trust, then, beginning on the date of redemption, distributions will cease to accumulate or accrue on the shares called for redemption, those shares will no longer be deemed to be outstanding and all rights of the holders of those shares will cease (except the right to receive the redemption price).

CONVERSION RIGHTS UPON A CHANGE OF CONTROL

     In the event we experience a change of control, the holders of the Series D preferred shares will have the option, upon written notice to us within thirty (30) calendar days of such change of control, to require us to redeem all, but not part, of the Series D preferred shares at a price equal to the liquidating payments as determined as of the date of the change of control.

     The term "change of control" means each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual, entity or group (other than The Equitable Life Assurance Society of the United States, Gregory T. Mutz, UICI, Amli Realty Co., Ronald L. Jensen, or any of their respective affiliates) of beneficial ownership of (A) our outstanding shares of beneficial interest with voting power, excluding the outstanding shares with contingent voting rights, to cast more than 30% of the votes entitled to be cast to elect trustees, but only if such acquisition is not assented to by our board of trustees, or more than 30% of the aggregate fair market value of our outstanding shares of beneficial interest, but only if such acquisition is not assented to by our board of trustees, or (B) our outstanding shares of beneficial interest with voting power, excluding the outstanding shares with contingent voting rights, to cast more than 51% of the votes entitled to be cast to elect trustees or more than 51% of the aggregate fair market value of our outstanding shares of beneficial interest; (ii) other than with respect to the election, resignation or replacement of any trustee designated, appointed or elected by the holders of the Series D preferred shares (each referred to as a "Preferred Trustee"), during any period of two consecutive years, individuals who at the beginning of such period constituted our board of trustees cease for any reason to constitute a majority of the board of trustees then in office; (iii) our failure to qualify as a REIT; (iv) our conveyance, transfer or lease of all or substantially all of our assets (including, but not limited to, real property investments) to any individual or entity; or (v) (A) our consolidation with or merger into another entity or (B) the consolidation with or merger of another entity into us, which in either event (A) or (B) is pursuant to a transaction in which the holders of a majority of our outstanding shares of beneficial interest with voting power immediately prior to such transaction beneficially own less than a majority of the surviving entity's outstanding shares of beneficial interest with voting power immediately after such transaction.

CONVERSION RIGHTS

     A holder of Series D preferred shares has the right, at any time, and from time to time, to convert all or any portion of such shares (unless previously redeemed) into the number of fully paid and non-assessable shares of common shares obtained by dividing (i) the product of $25.00 multiplied by the number of shares to be converted by (ii) the conversion price as in effect at the time. The right to convert shares called for redemption (as described above) will terminate at the close of business on the fifth business day prior to the date of redemption, unless we default in making the payment required to redeem the Series D preferred shares to be redeemed at that time.

     In order to exercise the conversion right, the holder of each Series D preferred share to be converted must surrender the certificate representing such share, duly endorsed or assigned to us or in blank, at the office of the transfer agent, accompanied by written notice to us that such holder elects to convert such Series D preferred shares.

     Holders of Series D preferred shares at the close of business on a distribution payment record date will be entitled to receive the distribution payable on such shares on the corresponding Distribution Payment Date, even if they convert the Series D preferred shares into common shares between those two dates. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on converted shares or for distributions on the common shares issued upon such conversion.

     Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for Series D preferred shares have been surrendered and we have received such notice as provided above. No fractional common share will be issued upon conversion of Series D preferred shares. Instead of any fractional interest in a common share, we will pay to the holder of such share an amount in cash based upon the current market price of the common shares on the day before the date of conversion.

CONVERSION PRICE ADJUSTMENTS

     We will adjust the conversion price if we (i) make a distribution on any of our common shares, (ii) subdivide, combine or reclassify our outstanding common shares, (iii) issue rights, options or warrants to all holders of common shares entitling them to purchase common shares at a price per share less than the fair market value, (iv) make a distribution on our common shares other than in cash or common shares, or (v) pay consideration per common share with a value greater than the current market price of the common shares in a tender offer.

     No adjustment to the conversion price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in the conversion price. We will carry forward any adjustments not required to be made and take such adjustments into account in any subsequent adjustments.

     If we are a party to any transaction as a result of which common shares are converted into the right to receive shares, securities or other property, then each Series D preferred share will be convertible into the kind and amount of shares, securities and other property (including cash or any combination of the foregoing) which the holder of that share would have received if it had converted the share immediately before such transaction.

     We may not be a party to any transaction unless the terms of the transaction are consistent with the terms described above.

VOTING RIGHTS

     Holders of Series D preferred shares will not have any voting rights, except as described in this section or as applicable law may otherwise require from time to time.

     If and whenever (i) four quarterly distributions (whether or not consecutive) payable on the Series D preferred shares are in arrears (which shall, with respect to any such quarterly distribution, mean that any such distribution has not been paid in full), whether or not earned or declared,
(ii) for four consecutive quarterly distribution periods, we fail to pay distributions on the common shares in an amount per share at least equal to $0.418 per share per quarter, or (iii) we fail to satisfy the test set forth in the section entitled "Fixed Charge Coverage," then the number of trustees then constituting the board of trustees shall be increased by two (or by three if the number of trustees then constituting the board of trustees is ten or more (without including any trustees elected as set forth in this section) and the holders of Series D preferred shares, together with the holders of every other series or class of Parity Shares (with any other such series, the "Voting Preferred Shares"), voting as a single class regardless of series, will have the right to elect the additional trustees at any annual meeting of holders of beneficial interest or a special meeting. The voting rights of the holders of the Series D preferred shares and the term of the trustees elected by the Voting Preferred Shares will cease whenever (A) in the case of an arrearage in distributions described in clause (i), all distributions in arrears on the Series D preferred shares and the Voting Preferred Shares then outstanding have been paid and a sum sufficient for the payment of distributions for two consecutive quarters has been set aside, (B) in the case of an arrearage in distributions described in clause (ii), we make a quarterly distribution payment on the common shares in an amount per share equal to or exceeding $0.418 per share per quarter for two consecutive quarters, or
(C) in the case of a failure described in clause (iii), we satisfy the test set forth in the section entitled "Fixed Charge Coverage" for two consecutive quarters.

     So long as any of the Series D preferred shares is outstanding, the affirmative vote of at least two-thirds of the holders of the Series D preferred shares, will be necessary to (i) make any amendment to our declaration of trust or bylaws which materially and adversely affects the voting powers, rights or preferences of the holders of the Series D preferred shares; (ii) authorize, reclassify, create, or increase the authorized amount of any class of Senior Shares or any security convertible into any class of Senior Shares; or (iii) issue any class of Senior Units in AMLI L.P. or any security convertible into any class of Senior Units.

     We may authorize, reclassify, create, or increase the authorized amount of any class of Senior Shares or any security convertible into any class of Senior Shares without the consent of the holders of the Series D preferred shares if provision is made for the redemption of all of the outstanding Series D preferred shares, if the Series D preferred shares are then redeemable at our option. We may also issue any class of Senior Units in AMLI L.P. or any security convertible into any class of Senior Units without the consent of the holders of the Series D preferred shares if provision is made for the redemption of all of the outstanding Series D preferred shares, if the Series D preferred shares are then redeemable at our option.

     Except as otherwise required by applicable law or as described above, the holders of the Series D preferred shares will not have any voting rights and powers. The consent of the holders of the Series D preferred shares will not be required for the taking of any corporate action.

FIXED CHARGE COVERAGE TEST

     So long as any Series D preferred shares are outstanding, we must maintain a fixed charge coverage ratio of aggregate Consolidated EBITDA (as defined below) to aggregate Consolidated Fixed Charges (as defined below) for every fiscal quarter equal to or greater than 1.625 to 1.

     "Consolidated EBITDA" for any period means our consolidated net income (before minority interest, extraordinary items and other gains and losses) as reported in our financial statements filed with the Securities and Exchange Commission plus (i) income and state franchise taxes paid or accrued by us, (ii) interest expense paid or accrued by us, (iii) depreciation and depletion, (iv) amortization, (v) fees (to the extent such fees were treated as expenses in the calculation of our consolidated net income) with respect to any interest rate protection agreement and/or currency protection agreement and (vi) other non-cash charges or discretionary prepayment penalties deducted from consolidated net income.

     "Consolidated Fixed Charges" for any period means the sum of (i) interest expense paid or accrued by us, (ii) preferred share distribution requirements for such period, whether or not declared or paid and (iii) fees (to the extent such fees were treated as expenses in the calculation of our consolidated net income) with respect to any interest rate protection agreement and/or currency protection agreement.

RESTRICTIONS ON TRANSFER

     The restrictions on transfer and ownership limitations described above under "Description of Common Shares--Restrictions on Size of Holdings of Shares" also apply to the Series D preferred shares. You should refer to that description and our declaration of trust and bylaws for more information.


           DESCRIPTION OF PROVISIONS OF MARYLAND LAW AND OF
                AMLI'S DECLARATION OF TRUST AND BYLAWS

     The following description of some general provisions of Maryland law and of our declaration of trust and bylaws is not complete and you should refer to Maryland law, our declaration of trust and our bylaws for more information.

BOARD OF TRUSTEES

     Our declaration of trust provides that our board of trustees will have not less than three nor more than fifteen trustees, as determined from time to time by our board of trustees. Our declaration of trust further provides that a majority of our trustees must be "disinterested trustees." Disinterested trustees are persons who are not affiliated with AMLI Realty Co., which has been succeeded by UICI, and its affiliates and successors. The trustees are divided into three classes. Each trustee will hold office for three years and until his or her successor is duly elected and qualified. At each annual meeting of shareholders, the successors to the class of trustees whose term expires at that meeting will be elected to hold office for three years.

     A majority of the trustees then in office, even if less than a quorum, may fill vacancies on our board of trustees, except that a vacancy resulting from an increase in the number of trustees will be filled by a majority of the entire board of trustees. In the event that a majority of our board of trustees are not disinterested trustees, the remaining disinterested trustees, or, if there are no disinterested trustees, the remaining members of our board of trustees, must promptly appoint that number of disinterested trustees necessary to cause the board to include a majority of disinterested trustees. Any trustees so appointed by the trustees then in office will hold office until the next annual meeting of shareholders.

     The classified board provision may have the effect of making it more difficult for a third party to acquire control of us without the consent of our board of trustees, even if a change in control would be beneficial to us and our shareholders.

BUSINESS COMBINATIONS

     Under Maryland law, certain "business combinations," including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland REIT and an "interested shareholder" or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder became an interested shareholder. After the five-year period, these business combinations must be recommended by the board of trustees of the REIT and approved by at least 80% of the votes entitled to be cast by shareholders of the REIT, including at least two-thirds of the votes entitled to be cast by shareholders other than the interested shareholder with whom the business combination is to be effected, unless, among other things, the REIT's common shareholders receive a minimum price (as defined under Maryland law) for their shares and they receive the consideration in cash or in the same form as previously paid by the interested shareholder for its shares. An "interested shareholder" is a person who either beneficially owns 10% or more of the voting power of the REIT's outstanding shares or is an affiliate of the REIT and, at any time during the prior two years, beneficially owned 10% or more of the voting power of the REIT's then outstanding shares. These provisions of Maryland law do not apply, however, to business combinations which are approved or exempted by the board of trustees of the REIT prior to the time that the interested shareholder becomes an interested shareholder.

     Our declaration of trust exempts any business combination with Gregory T. Mutz, Baldwin & Lyons, Inc., an Indiana corporation, AMLI Realty Co., which has been succeeded by UICI, and their affiliates and successors from these provisions of Maryland law.

CONTROL SHARE ACQUISITIONS

     Maryland law provides that "control shares" of a Maryland REIT acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by shareholders other than the acquirer or officers or trustees who are employees of the REIT. "Control shares" are voting shares which, if aggregated with all other voting shares previously acquired by the acquirer or in respect of which the acquirer is able to exercise voting power, would entitle the acquirer to exercise at least one-tenth of the voting power in electing trustees. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to specified exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of trustees of the REIT to call a special meeting of shareholders to be held within 50 days of demand to consider voting rights for the shares. If no request for a meeting is made, the REIT may itself present the question at any shareholders' meeting.

     If the shareholders do not approve voting rights at the meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, the REIT may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair market value. Fair market value will be determined without regard to the absence of voting rights for the control shares as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of those shares were considered and not approved. If the shareholders approve voting rights for control shares and the acquirer becomes entitled to exercise a majority of the voting power in electing trustees, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of the appraisal rights may not be less than the highest price per share paid by the acquirer for the control shares.

     The control share acquisition law does not apply to shares acquired in a merger, consolidation or share exchange if the REIT is a party to the transaction, or to acquisitions approved or exempted by the declaration of trust or bylaws of the REIT. Our declaration of trust exempts Gregory T. Mutz, Baldwin & Lyons, AMLI Realty Co., which has been succeeded by UICI, and their affiliates and successors from these provisions of Maryland law. In February 2003, our bylaws were amended to exclude AMLI from the application of the control share acquisition provisions of Maryland law.

AMENDMENTS TO OUR DECLARATION OF TRUST

     Maryland law requires the shareholder of a REIT to approve any amendment to its declaration of trust, with certain exceptions. As permitted by Maryland law, our declaration of trust permits our board of trustees, by a two-thirds vote, to amend our declaration of trust to enable us to qualify as a REIT. A majority of the votes entitled to be cast by shareholders must approve any other amendment to our declaration of trust.

OUR TERMINATION

     We have a perpetual term and intend to continue our operations for an indefinite time period. However, our declaration of trust permits our termination after the holders of a majority of our outstanding shares approve the termination.

ADVANCE NOTICE OF TRUSTEE NOMINATIONS AND NEW BUSINESS

     For a shareholder to properly bring nominations or other business before an annual meeting of shareholders, our bylaws require the shareholder to deliver a notice to the secretary, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting setting forth:

     . as to each person whom the shareholder proposes to nominate for election or reelection as a trustee, all information relating to that person that is required to be disclosed in solicitations of proxies for the election of trustees pursuant to Regulation 14A of the Securities Exchange Act of 1934;

     . as to any other business that the shareholder proposes to bring before the meeting, a brief description of that business, the reasons for conducting that business at the meeting and any material interest of that shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and

     . as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of that shareholder as they appear on our share records and of that beneficial owner and the number of shares which are owned beneficially and of record by that shareholder and that beneficial owner.


                   FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the federal income tax consequences to us and our shareholders of our treatment as a REIT. Since these provisions are highly technical and complex, each prospective purchaser of the common shares is urged to consult his or her own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

     Based upon certain of our representations, in the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, beginning with our taxable year ended December 31, 1994, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our actual and proposed method of operation described in this prospectus supplement and as represented by management has enabled and will continue to enable us to satisfy the requirements for qualification and taxation as a REIT. This opinion is conditioned upon representations made by us as to factual matters relating to our organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date hereof. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of share ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown, Rowe & Maw LLP will not review compliance with these tests on a continuing basis. No assurance can be given that we will satisfy these tests on a continuing basis.

     In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are met, entities such as us that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation", at both the corporate and shareholder levels, that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in specified circumstances even if it qualifies as a REIT.

     If we fail to qualify as a REIT in any year, however, we will be subject to federal income taxation as if we were a domestic corporation, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to our shareholders would be reduced or eliminated.

     Our board of trustees believes that we have been organized and operated and currently intends that we will continue to operate in a manner that permits us to qualify as a REIT. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, distribution and shareholder diversification tests described below, which in turn will be dependent in part on our operating results.

     The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, subsequent changes to any of which may affect the tax consequences described in this section, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

TAXATION OF THE COMPANY

     GENERAL. In any year in which we qualify as a REIT, we will not, in general, be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to shareholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain that is not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, shareholders are required to include their proportionate share of our undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on the gain by us.

     Notwithstanding our qualification as a REIT, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income test, as discussed below, and nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect our profitability. We will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below, and if we have net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on the income from foreclosure property at the highest corporate rate. We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reapportionment under section 482 of the Internal Revenue Code in order to more clearly reflect income of a taxable REIT subsidiary. A taxable REIT subsidiary includes any corporation for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See "Other Tax Considerations--Investments in Taxable REIT Subsidiaries." In addition, if we should fail to distribute during each calendar year at least the sum of:

     (1)   85% of our REIT ordinary income for the year;

     (2) 95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below; and

     (3)   any undistributed taxable income from prior years,

we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed, plus
(ii) retained amounts on which corporate level tax is paid by us.

     A REIT is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with our annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which our shareholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax we paid. We may also be subject to the corporate "alternate minimum tax," as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, we must meet, among others, the following requirements:

     SHARE OWNERSHIP TEST. Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year, or a proportional number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares (taking into account options to acquire shares) may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actual interest in such trust rather than by such trust. If we comply with the Treasury regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting such requirement.

     In order to ensure compliance with the share ownership tests, our declaration of trust places restrictions on the transfer of our shares to prevent additional concentration of ownership. For more information, see "Description of Common Shares--Restrictions on Transfer" in the prospectus.

We intend to enforce the 5% limitation on ownership of our shares to assure that our qualification as a REIT will not be compromised. Moreover, to evidence compliance with these requirements, Treasury regulations require that we maintain records which disclose the actual ownership of our outstanding shares of beneficial interest. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of shares disclosing the actual owners of the shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with the demand must be maintained as a part of our records. A shareholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information.

     ASSET TESTS. At the close of each quarter of our taxable year, we must satisfy several tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in a partnership (such as AMLI, L.P.), limited liability company or trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership, limited liability company or trust's assets. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to own 100% of the corporation's assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the "10% vote and value test"). Further, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the "20% and 5% asset tests"). We currently have two taxable REIT Subsidiaries (AMLI Management Company and AMLI Institutional Advisors, Inc.). We believe that the 10% vote and value test and the 20% and 5% asset tests on the date hereof should be satisfied. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representations with respect to the value of our shares and assets and our conclusion that we satisfy each of the 10% vote and value test and the 20% and 5% asset tests.

     GROSS INCOME TESTS. There are two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in a partnership (such as AMLI, L.P.), limited liability company or trust taxed as a partnership or as a disregarded entity, we will be treated as receiving our pro rata share of the income and loss of the partnership or disregarded entity, and the gross income of the partnership or disregarded entity will retain the same character in our hands as it has in the hands of the partnership. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, the corporation is treated as a disregarded entity and the same rule applies.

     1. THE 75% TEST. At least 75% of our gross income for the taxable year must be "qualifying income." Qualifying income generally includes:

     .     rents from real property, except as modified below;

     . interest on obligations collateralized by mortgages on, or interests in, real property;

     . gains from the sale or other disposition of "non-dealer property," which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business;

     . dividends or other distributions on shares in other REITs, as well as gain from the sale of REIT shares;

     .     abatements and refunds of real property taxes;

     . income from the operation, and gain from the sale, of "foreclosure property," which means property acquired at or in lieu of a foreclosure of the mortgage collateralized by the property;

     . commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and

     . certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for our shares during the one-year period following the receipt of the capital.

Rents received by AMLI, L.P. from a tenant will not qualify as rents from real property in satisfying the 75% gross income test described above, or the 95% gross income test described below, if we, or a 10% owner of us, directly or constructively owns 10% or more of the tenant, unless the tenant is one of our taxable REIT subsidiaries and certain other requirements are met. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rent from real property, we generally must not operate or manage the property or furnish or render services to residents, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may provide services that are "usually or customarily rendered" in connection with the rental of multifamily units for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." A REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation.

     2. THE 95% TEST. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of shares or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

     We believe that, for purposes of both the 75% and the 95% gross income tests, our investment in the communities and the co-investment communities through AMLI, L.P. will, in major part, give rise to qualifying income in the form of rents from real property, and that gains on the sales of the communities and the co-investment communities, or our interest in AMLI, L.P., generally will also constitute qualifying income.

     AMLI Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by us or AMLI, L.P. and receives and anticipates continuing to receive fee income in consideration of the performance of general contracting and construction management services. AMLI Institutional Advisors receives and anticipates continuing to receive fee income for providing investment advisory services. Substantially all the income derived by us from these service companies will be in the form of dividends and interest on the securities of each of the service companies owned by AMLI, L.P. The dividends and interest income will satisfy the 95% gross income test, but not the 75% gross income test, as discussed above.

     For purposes of determining whether we comply with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding foreclosure property, unless the property is held by us for at least four years and certain other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto are satisfied. For more information, see "--Taxation of the Company--General."

     Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if:

     . our failure to comply was due to reasonable cause and not to willful neglect;

     . we report the nature and amount of each item of income included in the income tests on a schedule attached to our tax return; and

     . any incorrect information on this schedule is not due to fraud with intent to evade tax.

If these relief provisions apply, however, we will nonetheless be subject to a 100% tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year multiplied by a fraction intended to reflect our profitability.

     ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our shareholders each year in an amount at least equal to

     . 90% of our REIT taxable income, computed without regard to the dividends paid deduction and REIT net capital gain, plus

     . 90% of our net income after tax, if any, from foreclosure property, minus

     .     the sum of some items of excess non-cash income.

     These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid on or before the first regular dividend payment after that declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90% but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

     We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, we intend to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     Distributions must generally be made during the taxable year to which they relate. Dividends may be paid in the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared.

     If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the Internal Revenue Service, we may retroactively cure the failure by paying a "deficiency dividend," plus applicable penalties and interest, within a specified period.

     FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code.

In that event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAXATION OF OUR SHAREHOLDERS

     TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations.

With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates for qualified dividends received by individuals from taxable C corporations pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003. See "Other Tax Considerations--New Tax Law" discussion below. Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of the distribution, but not below zero, with distributions in excess of the shareholder's tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in those months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to our shareholders.

     In general, any loss upon a sale or exchange of our shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from us that were required to be treated by the shareholder as long-term capital gains.

     Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 15% (until 2009 and then 20% to the extent there is no future Congressional action - see "Other Tax Considerations--New Tax Law" discussion below). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the 15% capital gains rate or as unrecaptured Internal Revenue Code section 1250 gain taxable at a maximum rate of 25%.

     Shareholders should consult their own tax advisor with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.

     BACKUP WITHHOLDING. We will report to our domestic shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of applicable tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless the shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.

     TAX CONSEQUENCES UPON CONVERSION OF SERIES D PREFERRED SHARES INTO COMMON SHARES

     Generally, except with respect to cash received in lieu of fractional shares, no gain or loss will be recognized upon the conversion of Series D preferred shares into common shares. The tax basis of a holder of Series D preferred shares (each referred to as a "Preferred Holder") in the common shares received will equal that holder's tax basis in the Series D preferred shares surrendered in the conversion reduced by any basis attributable to fractional shares deemed received and the holding period for the common shares will include the Preferred Holder's holding period for the Series D preferred shares. Based on the Internal Revenue Service's present advance ruling policy, cash received in lieu of a fractional common share upon conversion of Series D preferred shares should be treated as a payment in redemption of the fractional share interest in those common shares. See "--Redemption of Series D Preferred Shares" below.

     DEEMED DIVIDENDS ON SERIES D PREFERRED SHARES

     The conversion price of the Series D preferred shares may be adjusted if we make certain distributions of stock, cash or other property to its shareholders. While we do not presently contemplate making such a distribution, if we make a distribution of cash or property resulting in an adjustment to the conversion price, a Preferred Holder may be viewed as receiving a "deemed distribution" which is taxable as a dividend under
Section 301 and 305 of the Internal Revenue Code.

     REDEMPTION OF SERIES D PREFERRED SHARES

     The treatment to be accorded to any redemption by us of Series D preferred shares can only be determined on the basis of particular facts as to each Preferred Holder at the time of redemption. In general, a Preferred Holder will recognize capital gain or loss measured by the difference between the amount realized by the Preferred Holder upon the redemption and that holder's adjusted tax basis in the Series D preferred shares redeemed (provided the Series D preferred shares are held as a capital asset) if that redemption (i) results in a "complete termination" of the Preferred Holder's share interest in all our classes of shares under
Section 302(b)(3) of the Internal Revenue Code, (ii) is "substantially disproportionate" with respect to the holder's interest in us under Section 302(b)(2) of the Internal Revenue Code (which generally will not be the case if only Series D preferred shares are redeemed, since the holders of Series D preferred shares generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder under Section 302(b)(1) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the Preferred Holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular Preferred Holder depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine their tax treatment.

     If the redemption does not meet any of the tests under Section 302(b) of the Internal Revenue Code, then the redemption proceeds received from the Series D preferred shares will be treated as a distribution on the Series D preferred shares as described under "--Taxation of Taxable Domestic Shareholders." If the redemption is taxed as a dividend, the Preferred Holder's adjusted tax basis in the Series D preferred shares will be transferred to any other share holdings in us. If, however, the Preferred Holder has no remaining share holdings in us, that basis could be transferred to a related person or it may be lost.

OTHER TAX CONSIDERATIONS

     INVESTMENTS IN TAXABLE REIT SUBSIDIARIES

     Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities, which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid by any of our taxable REIT subsidiaries to us that would be reduced through reapportionment under Internal Revenue Code section 482 in order to more clearly reflect income of any taxable REIT subsidiary.

     Under the taxable REIT subsidiary provisions, any entity in which we own an interest that is treated as a corporation for tax purposes is allowed with us to jointly elect to be treated as a "taxable REIT subsidiary." In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also be treated as our subsidiary.

     Both AMLI Management Company and AMLI Institutional Advisors are treated as taxable REIT subsidiaries. Both entities will pay federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Each of the companies will attempt to minimize the amount of the taxes, but there can be no assurance whether or to the extent to which measures taken to minimize taxes will be successful.

     NEW TAX LAW

     Pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum individual tax rate for long-term capital gains was reduced from generally 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Because REITs are not generally subject to federal income tax on the portion of their REIT taxable income or capital gains distributed to their stockholders, REIT dividends would generally not be eligible for the new 15% tax rate on dividends. As a result, ordinary REIT dividends would continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends would generally apply to:

     (1) long-term capital gains, if any, recognized on the disposition of REIT shares;

     (2) distributions from the REIT designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate);

     (3) dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries; and

     (4) dividends to the extent attributable to income upon which the REIT has paid corporate income tax (e.g., to the extent that the REIT distributes less than 100% of its taxable income).

Without future congressional action, the maximum tax rate on long-term capital gains would return to 20% in 2009, and the maximum rate on dividends would move to 35% in 2009 and 39.6% in 2011.

     POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES. Prospective shareholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us, possibly on a retroactive basis.

     STATE AND LOCAL TAXES. We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common shares.

     You are advised to consult this prospectus supplement and the accompanying prospectus, as well as your tax advisor regarding the specific tax consequences to you of the purchase, ownership and sale of the common shares described in this prospectus supplement, including the federal, state, local, foreign, and other tax consequences of the purchase, ownership, sale and election and of potential changes in applicable tax laws.

     TAXATION OF FOREIGN SHAREHOLDERS

     Distributions of cash generated by our real estate operations, but not by the sale or exchange of our properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files an Internal Revenue Service Form W-8BEN with us or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" income. Under applicable Treasury regulations, foreign shareholders generally have to provide the Internal Revenue Service Form W-8ECI or Form W-8BEN beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date. A foreign shareholder may seek a refund from the Internal Revenue Service if it is subsequently determined that a distribution was in excess of our current and accumulated earnings and profits.

     Distributions of proceeds attributable to the sale or exchange by of our U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, ("FIRPTA"). Under FIRPTA, gains are considered effectively connected with a U.S. trade or business of the foreign shareholder and are taxed at the normal graduated rates applicable to U.S. shareholders. Moreover, gains may be subject to branch profits tax in the hands of a shareholder that is a foreign corporation if it is not entitled to treaty relief or exemption. We are required by applicable Treasury regulations to withhold 35% of any distribution to a foreign person that could be designated by us as a capital gain dividend; this amount is creditable against the foreign shareholder's FIRPTA tax liability.

     We will qualify as a "domestically controlled real estate investment trust" so long as less than 50% in value of our shares are held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trust and estates. It is currently anticipated that we will qualify as a domestically controlled real estate investment trust. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for 183 days or more in such taxable year.

     The federal income taxation of foreign shareholders is a highly complex matter that may be affected by many other considerations.
Accordingly, our foreign investors are particularly urged to consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in us.

                          SELLING SHAREHOLDER

     On the date of this prospectus, The Equitable Life Assurance Society of the United States owns all of the issued and outstanding Series D preferred shares. The 800,000 Series D preferred shares owned by Equitable were purchased from us in a private transaction and are convertible into common shares (Such shares are referred to as the "conversion shares".). Equitable may offer any and all of the Series D preferred shares and the conversion shares pursuant to the Prospectus. If Equitable sells all of the Series D preferred shares and the conversion shares, Equitable will not own any Series D preferred shares or conversion shares after the completion of this offering. Under the terms of the registration rights agreement, dated October 31, 2001, between Equitable and us, Equitable may also include persons holding shares of beneficial interest in AMLI as a result of a transfer or assignment to that person of Series D preferred shares or conversion shares from Equitable other than pursuant to an effective registration or Rule 144 under the Securities Act of 1933 ("Rule 144"). Information regarding the identity and share ownership of any selling shareholder other than Equitable will be described in a supplement to this Prospectus. Equitable has not had a material relationship with AMLI or its affiliates in the past three years.

                         PLAN OF DISTRIBUTION

     The selling shareholder may from time to time sell the Series D preferred shares or the conversion shares at market prices or at negotiated prices and offer and sell the conversion shares on the NYSE or otherwise.

     The selling shareholders may sell the Series D preferred shares or the conversion shares in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, through put or call transactions relating to the Series D preferred shares and the conversion shares, through short sales of the Series D preferred shares or the conversion shares, pursuant to Rule 144 or otherwise. Those transactions may or may not involve brokers or dealers. If the selling shareholder sells the Series D preferred shares or conversion shares through brokers, it expects to pay customary brokerage commissions and charges. AMLI is registering the Series D preferred shares and conversion shares to permit the selling shareholder to resell the Series D preferred shares and the conversion shares and to permit public secondary trading from time to time.

     We are required to register the conversion shares under the terms of the registration rights agreement.

     We have agreed to pay all expenses (other than selling commissions, underwriting discounts and share transfer taxes applicable to any sale of the conversion shares) of the selling shareholder in connection with the registration and sale of the Series D preferred shares and the conversion shares.

     The following table lists the estimated expenses in connection with the registration and sale of the Series D preferred shares and the conversion shares, all of which we will pay:

           TYPE OF FEE                                  AMOUNT
           -----------                                  ------
           Registration Fee                            $ 4,780
           Transfer Agent Fee                            2,500
           Printing and Duplicating Expenses             1,500
           Legal Fees and Expenses                      20,000
           Accounting Fees and Expenses                  5,000
           Miscellaneous Expenses                        3,000
                                                       -------

               Total                                   $36,780
                                                       =======

     The selling shareholder and any, dealer, broker or other agent selling the Series D preferred shares or the conversion shares for the selling shareholder or purchasing the Series D preferred shares or the conversion shares from the selling shareholder for purposes of resale may be deemed an underwriter under the Securities Act and any compensation received by the selling shareholder, dealer, broker or other agent may be deemed to be underwriting compensation. The amount of such compensation cannot currently be estimated. We know of no existing arrangements between the selling shareholder and any dealer, broker or other agent.

     To comply with certain states' securities laws, if applicable, the Series D preferred shares and the conversion shares may be sold in those states only through brokers or dealers. In addition, the Series D preferred shares and the conversion shares may not be sold in certain states unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and followed.

     We have agreed to indemnify the selling shareholder and its respective directors, officers and controlling persons against certain liabilities relating to the registration statement, including certain liabilities under the Securities Act. The selling shareholder has agreed to indemnify us and our trustees, officers and controlling persons against certain liabilities relating to information furnished by the selling shareholder to us in writing for inclusion in the registration statement, including certain liabilities under the Securities Act.


                                EXPERTS

     Our consolidated financial statements and related financial statement schedule as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                             LEGAL MATTERS

     Mayer, Brown, Rowe & Maw LLP has issued an opinion for us on the validity of the Series D preferred shares and the conversion shares offered. Mayer, Brown, Rowe & Maw LLP has in the past represented and is currently representing us and some of our affiliates.








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


                  WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read any document we file with the SEC at the offices of the NYSE. Our outstanding common shares are listed on the NYSE under the symbol "AML", and all our reports, proxy material and other information filed by us with the NYSE may be inspected at their offices at 20 Broad Street, New York, New York 10005.

     We filed a registration statement on Form S-3 with the SEC. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for more information about us and our common shares. Statements in this prospectus about any other document are not necessarily complete and you should refer to the copy of that document which we filed as an exhibit to the registration statement. You may read a copy of the registration statement at any of the sources described above.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (SEC File Number 1-12784) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated.

     . Our annual report on Form 10-K for the year ended December 31, 2002;

     . Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

     . Our current reports on Form 8-K dated August 7, 2003 (filed August 8, 2003);

     . The description of our common shares contained in our registration statement on Form 8-A (filed February 1, 1994); and

     . The description of our preferred share purchase rights contained in our registration statement on Form 8-A (filed November 12, 1998).

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is or is deemed to be incorporated by reference into this prospectus, modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

           Secretary
           AMLI Residential Properties Trust
           125 South Wacker Drive
           Chicago, IL 60606
           (312) 443-1477



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